DCS ADVISORY LLC
(SEC I.D. No. 8-66273)

STATEMENT OF FINANCIAL CONDITION AS OF MARCH 31, 2018
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

* * * * * * *

This report is filed pursuant to Rule 17a-5(e)(3) under
The Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66273

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/17** (MM/DD/YY) AND ENDING **3/31/2018** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **DCS ADVISORY LLC**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

605 Third Ave, 11th Floor
(No. and street)

New York	**NY**	**10171**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Pacitto **(212) 904-9488**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Horwath LLP
(Name – *if individual, state last, first, middle name*)

488 Madison Avenue, 3rd Floor	**New York**	**NY**	**10022**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DCS ADVISORY LLC

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

☒		Report of Registered Independent Public Accounting Firm.
☒	(a)	Facing Page.
☒	(b)	Statement of Financial Condition.
☐	(c)	Statement of Operations.
☐	(d)	Statement of Cash Flows.
☐	(e)	Statement of Changes in Member's Capital.
☐	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
☒		Notes to Financial Statements.
☐	(g)	Computation of Net Capital.
☐	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (not applicable).
☐	(j)	A Reconciliation, including appropriate explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (not required).
☐	(k)	A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation (not applicable).
☒	(l)	An Affirmation.
☐	(m)	A copy of the SIPC Supplemental Report (filed separately).
☐	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (not applicable).

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Operating Committee and Member of
DCS Advisory LLC
New York, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of DCS Advisory LLC (the "Company") as of March 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of March 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting in accordance with the standards of the PCAOB. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion in accordance with the standards of the PCAOB.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Crowe Horwath LLP

Crowe Horwath LLP

We have served as the Company's auditor since 2016.

New York, New York
May 30, 2018





CONFIDENTIAL

AFFIRMATION

I, Peter Pacitto affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to DCS Advisory LLC (the "Company") as of and for the fifteen months ended March 31, 2018, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Peter Pacitto
Chief Administrative Officer

Subscribed to before me this
30th day of May, 2018.

Donna Trotman
Notary Public

DONNA L TROTMAN
Notary Public, State of New York
No. 01TR6127372
Qualified in Kings County
My Commission Expires May 23, 2021

DCS Advisory LLC
Statement of Financial Condition
As of March 31, 2018

Assets:		
Cash and cash equivalents	$	20,628,760
Security deposits (Note 5)		1,174,812
Accounts receivable, net of allowance of $66,676		357,754
Property and equipment, net of accumulated depreciation and amortization of $1,428,687		548,691
Deferred taxes (Note 11)		1,819,223
Goodwill		29,146,581
Intangible asset		2,385,833
Prepaid and other assets		2,373,802
Total assets	$	**58,435,456**

LIABILITES AND MEMBER'S CAPITAL

Liabilities:		
Accounts payable and accrued expenses (Note 7)	$	6,932,406
Total liabilities		**6,932,406**

COMMITMENTS AND CONTINGENCIES (Note 9)

MEMBER'S CAPITAL		51,503,050
Total liabilities and member's capital	$	**58,435,456**

See notes to financial statements.

DCS ADVISORY LLC

1. ORGANIZATION

DCS Advisory LLC (the "Company"), formerly known as Sagent Advisors, LLC, is a Delaware limited liability company and provides financial advisory services to clients in connection with mergers, acquisitions, financings, restructurings and other transactions. The Company may also act as a placement agent, arranger, dealer-manager and/or underwriter in certain transactions. The Company's clients consist of public and private companies in a variety of industries, including private equity firms. The Company maintains offices in the United States located in New York, California, Maryland, Illinois, Virginia and Massachusetts.

The Company is a wholly-owned subsidiary of DCS Advisory Holdings Inc. ("Holdings), which effective October 1, 2017 is a wholly-owned subsidiary of Daiwa Capital Markets Americas Holdings Inc. ("Daiwa") as a result of the completion of an acquisition. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and is a registered broker-dealer with the Securities and Exchange Commission (the "SEC"). The Company has changed its fiscal year end from December 31 to March 31 to be consistent with Daiwa's fiscal year end.

2. ACQUISITION

Daiwa acquired Signal Hill Holdings on October 31, 2017 and Holdings combined with Signal Hill Holdings LLC on March 1, 2018, with the surviving entity being DCS Advisory Holdings Inc. Signal Hill Capital Group LLC and Signal Hill LLC (together the "Signal Hill Companies"), two wholly owned subsidiaries of Signal Hill Holdings, were combined with the Company effective March 1, 2018. As the Company and the Signal Hill Companies were under common control at the time of the merger, whereby the companies were ultimately controlled by the same party or parties both before and after the transaction, the combination is treated similar to the pooling of interest method of accounting, whereby the assets and liabilities are recorded at the transferring entity's historical cost instead of reflecting the fair market value of assets and liabilities.

The net assets of the Signal Hill Companies were pooled with the Company as of November 1, 2017. The separate financial condition items for the Signal Hill Companies as of November 1, 2017 were as follows:

Total assets	$	41,352,933
Total liabilities	$	6,158,679
Total member's capital	$	35,194,254

The goodwill of $29,146,581 and intangible assets of $3,990,000 associated with Daiwa's acquisition of Signal Hill Holdings LLC have been pushed down to the Company. The identified intangible assets relate to mandates and pipeline, and have an estimated weighted average life of 12.8 months.

3. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Use of Estimates - The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the financial statements and related disclosures. Actual results could differ materially from these estimates.

Fair Value of Financial Assets and Liabilities - The carrying value of financial assets and liabilities, including accounts receivable and certain other assets, and accounts payable and accrued expenses approximates their fair value due to the short-term nature of these financial assets and liabilities.

Cash and Cash Equivalents - The Company considers all liquid investments with original maturities of three months or less from the date of purchase to be cash equivalents. Cash and cash equivalents consist of cash held at two major U.S. financial institutions.

Allowance for Doubtful Accounts - The Company generally does not require collateral and establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of clients, non-payment risk of clients, historical trends and other information. It is the firm policy to review all receivables greater than 90 days and to take an allowance, if applicable. Once we consider the receivable uncollectible based on credit worthiness of the client, we charge-off the allowance.

Property and Equipment - Property and equipment consist of furniture, fixtures, equipment, leasehold improvements, and computer hardware and software, which are stated at cost. Depreciation is computed using the straight-line method over the lesser of the estimated useful life or five years of the relevant furniture, fixtures and office equipment, and three years for computer hardware and software. Leasehold improvements are amortized using the straight-line method over the lesser of the economic useful life of such improvements or the life of the lease.

The Company periodically evaluates the carrying value of property and equipment when events and circumstances suggest that such assets may be impaired and no such indicators were identified during the current year.

Goodwill and Other Intangible Assets – The Company does not amortize goodwill, but tests it annually for impairment, or sooner when circumstances indicate an impairment may exist, using a fair-value approach. The Company may elect to perform a qualitative assessment, based on relevant events and circumstances, to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount. Intangible assets with definite useful lives are amortized over their estimated useful lives to their estimated residual values. Goodwill is the only intangible asset with an indefinite life on our balance sheet.

Income Taxes – The Company is included in the consolidated federal, state and local income tax return filed by Daiwa, because it is a single member LLC, and is considered a disregarded entity for tax purposes; however, the Company's income tax has been calculated on a separate entity basis for these financial statements. Federal, state and local income taxes are payable to Holdings. The Company accounts for income taxes in accordance with ASC 740-10, "*Income Taxes*". Deferred income taxes are recorded by applying statutory tax rates to temporary differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Deferred tax assets are reduced by a valuation allowance if, based on an analysis of available evidence, management determines that it is more likely than not that some portion or all of the deferred tax assets will not be realized. Adjustments to increase or decrease the valuation allowance are charged or credited, respectively, to income tax expense.

ASC 740-10 also clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in an income tax return.

Recent Accounting Pronouncements – In February 2016, the FASB issued ASU No. 2016-02, "Leases (Topic 842)." ASU 2016-02 affects any entity that enters into a lease and is intended to increase the transparency and comparability of financial statements among organizations. ASU 2016-02 requires, among other changes, a lessee to recognize on its balance sheet a lease asset and a lease liability for those leases previously classified as operating leases. The lease asset would represent the right to use the underlying asset for the lease term and the lease liability would represent the discounted value of the required lease payments to the lessor. ASU 2016-02 would also require entities to disclose key information about leasing arrangements. ASU 2016-02 will be effective beginning April 1, 2019. The Company is in the process of evaluating the impact ASU 2016-02 will have on the Company's financial statements.

4. **SECURITY DEPOSITS**

Each of the long-term leases for the Company's offices in the United States required a security deposit. The Company has provided a cash deposit or fully cash collateralized letter of credit through a major financial institution in the United States to each of the landlords in connection with the respective office leases. No amounts have been drawn under any of the letters of credit. Total security deposits at March 31, 2018 were $1,174,812. A portion of the security deposits will be reduced at various times throughout the applicable lease period with the final reductions arising no later than sixty days after the applicable lease expiration date.

5. PROPERTY AND EQUIPMENT

As of March 31, 2018, property and equipment consist of the following:

Leasehold improvements	$	1,520,170
Furniture & fixtures		86,968
Computer & software		260,354
Office equipment		109,886
		1,977,378
Less: accumulated depreciation and amortization		(1,428,687)
Net	$	548,691

6. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

As of March 31, 2018, accounts payable and accrued expenses consist of the following:

Accrued compensation and benefits	$	4,407,644
Deferred revenue		817,916
Accrued professional fees		756,500
Deferred rent		485,008
Other		465,338
	$	6,932,406

7. RELATED PARTY TRANSACTIONS

Daiwa Capital Markets America Holdings Inc. ("DCMAH") owns Holdings shares, which were originally acquired on Aril 26, 2007 from Sagent Advisors Inc. which was converted to the Company effective April 1, 2012 when the Company converted from a corporation to a limited liability company. In connection with the Conversion, the Company became a wholly-owned subsidiary of Management, LLC, which is a wholly-owned subsidiary of Holdings. Additionally, the Company entered into a Business Alliance with Daiwa Securities Capital Markets Co. Ltd. ("DSCM") (formerly Daiwa Securities SMBC Co. Ltd.) and Daiwa Capital Markets America Inc. (formerly Daiwa Securities America ("Daiwa CM America" and together with DSCM, the "Daiwa Parties")) and (iii) a Services Agreement with the Daiwa Parties (collectively, the "Transaction"). The purpose of the Business Alliance with DSCM is to increase cross-border investment banking opportunities for the Company, DSCM and its related parties, as well as their respective clients.

Prior to the merger with Signal Hill Capital Group LLC (see footnote 2), DCMAH entered into an agreement to acquire the remaining shares of Sagent Holdings. The agreement was entered into as of July 27, 2017. The merger was completed on September 30, 2017 and Sagent Advisors became a wholly owned subsidiary of DCMAH.

In connection with the acquisitions of Signal Hill Holdings and the remaining Sagent Holdings shares by DCMAH, a portion of the merger consideration will be paid in installments to employees of the Company, and retention bonuses will be paid to key employees of the Company, subject to their remaining employed by the Company. These merger-related payments are being accrued by the Company and contributed to the Company by DCMAH.

Pursuant to the Transaction, the Company and the Daiwa Parties collaborate to provide services to certain clients. In connection with any such collaboration, client billing responsibility is assigned to either the Company or the Daiwa Parties, which creates either a receivable or payable for the Company with the Daiwa Parties when client billings arise. In addition, pursuant to certain secondment agreements between the Company, the Daiwa Parties and certain Company employees, the Company is reimbursed by the Daiwa Parties for certain employee benefits and related administrative costs.

The financial statement impacts of related party transactions are as follows:

Accounts Receivable - As of March 31, 2018, accounts receivable included $18,647 due from related parties. A portion of this receivable related to client billing arrangements as a result of the collaboration with the Daiwa Parties.

Receivable from Parent - As of March 31, 2018, receivable from Parent classified in prepaid and other assets, consisted of an intercompany net receivable to Holdings of $981,924. Includes a tax allocation related to the use of net operating losses and a payable.

8.   **COMMITMENTS AND CONTINGENCIES**

Operating Leases - The Company leases both long-term and short-term office space at various locations in the United States pursuant to operating leases expiring at various times through December 2028.

As of March 31, 2018, the future minimum payments under these operating leases, net of the sub-sublease amounts are as follows:

	Long Term	Short Term	Total
FYE 3/31/19	$ 995,744	$ 25,047	$ 1,020,791
FYE 3/31/20	1,530,342	-	1,530,342
FYE 3/31/21	2,349,653	-	2,349,653
FYE 3/31/22	1,940,208	-	1,940,208
FYE 3/31/23	1,568,842	-	1,568,842
Thereafter	8,367,726	-	8,367,726
	$ 16,752,515	$ 25,047	$ 16,777,562

Litigation - In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain investigations and proceedings. Some of these matters may involve claims of substantial amounts. It is the opinion of management, after consultation with its counsel, that there are no matters pending against the Company that could have a material adverse effect on the financial statements of the Company at March 31, 2018.

9. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company applies the provisions of ASC 820, Fair Value Measurements and Disclosures, which defines fair value as the price that would be received to sell an asset or paid to transfer a liability. ASC 820 establishes a hierarchy that categorizes financial instruments, based on the priority of the inputs to the valuation technique into the following three-levels:

> Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

> Level 2 - Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly; and

> Level 3 - Valuations that require inputs that are both unobservable and significant to the fair value measurement.

At March 31, 2018, cash equivalents amount to $20,628,760 are maintained with a major commercial bank in the United States, and are classified as level 1. There were no financial instruments reported at fair value classified as level 2 or level 3 as of March 31, 2018.

10. INCOME TAXES

On December 22, 2017, H.R. 1, commonly known as the Tax Cuts and Jobs Act (the "Act"), was signed into law. The Act includes many provisions that will affect our income tax expense, including reducing our federal tax rate from 35% to 21% effective January 1, 2018. As a result of the rate reduction, we are required to re-measure, through income tax expense in the period of enactment, our deferred tax assets and liabilities using the enacted rate at which we expect them to be recovered or settled.

The significant components of the Company's deferred tax assets and liabilities as of March 31, 2018 are as follows:

Amortization of stock rights	$	(1,740,344)
Net operating loss carryforwards		2,765,364
AMT tax credit carryforwards		313,000
Deferred rent		98,131
Fixed asset depreciation		54,060
Equity-based compensation		285,625
Other		43,387
Net deferred tax asset	$	1,819,223

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income of the appropriate character during the periods in which those temporary differences become deductible.

As of March 31, 2018, the Company had federal net operating loss carryforwards of approximately $5,332,000 which expire at various dates from 2034 to 2036.

11. CONCENTRATIONS

Major Clients

The Company is not subject to concentration of credit risk with respect to its accounts receivable. The accounts receivable balance at March 31, 2018 was less than $400,000.

Cash and Cash Equivalents and Security Deposit Concentrations

The Company maintains cash and cash equivalent balances, including security deposits, with major commercial banks in the United States. From time to time, the Company maintains cash and cash equivalents balances in excess of federally insured amounts. The Company performs periodic evaluations of the relative credit standing of these financial institutions.

12. NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1(a)(1)(ii) (the "Alternative Standard") which requires that the Company maintain minimum net capital, as defined, of $250,000 or 2 percent of aggregate debit items computed in accordance with the formula for Determination of Reserve Requirements for Brokers and Dealers, whichever is greater. At March 31, 2018 the Company had net capital of $15,489,999, which was in excess of its statutory requirement by $15,239,999.

The Company does not carry customer accounts and does not otherwise hold funds or securities for, or owe money or securities to customers and, accordingly, is exempt from SEC Rule 15c3-3.

■■■